

February 26, 2013

<u>Via E-mail</u>
Rosemary E.S. Martin
Group General Counsel and Company Secretary
Vodafone Group Public Limited Company
Vodafone House
The Connection, Newbury
Berkshire RG14 2FN
England

    Re: **Vodafone Group Public Limited Company**
          Form 20-F for the Fiscal Year Ended March 31, 2012
          Filed June 1, 2012
          File No. 1-10086

Dear Ms. Martin:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We are aware of a news article reporting that Vodafone Global Enterprise won a contract in March 2010 to provide Deutsch Post DHL with a fully-managed Multiprotocol Label Switching (MPLS) network covering several countries, including Iran, Sudan, and Syria. As you know, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about operations in Iran, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, during the last three fiscal years and the subsequent period. Your response should describe any products, equipment, software, technology, information, support, and services you have provided into Iran, Sudan, or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance